Skadden, Arps, Slate, Meagher & Flom LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 6, 2025

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Attn:      Tom Jones
Jay Ingram

Re:	Eve Holding, Inc.
Draft Registration Statement on Form S-3
Submitted May 12, 2025
File No. 377-08000
CIK No. 0001823652

Ladies and Gentlemen:

On behalf of our client, Eve Holding, Inc. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 2, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-3 submitted to the Commission by the Company on May 12, 2025.

Concurrently with the filing of this letter, the Company has filed, through EDGAR, the Registration Statement on Form S-3 (the “Registration Statement”) in response to the Staff’s comments and reflecting certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in prospectus included in the Registration Statement (the “Prospectus”).

Draft Registration Statement on Form S-3

General

1.             It appears that you seek the register the primary offering of common stock that will be issuable upon conversion of debt that is not yet outstanding. Please explain how you are eligible to use Form S-3 for this aspect of your transaction in light of the requirement in General Instruction I.B.4 that the convertible security be outstanding at the time of registration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the explanatory note of the Registration Statement, the cover page of the Prospectus and pages ii and 28 of the Prospectus to reflect that the Company is not registering the primary offering of common stock that will be issuable upon conversion of debt that is not yet outstanding, in accordance with the Staff’s comment.

2.             Please explain why the resale transaction of shares held by Embraer Aircraft Holding, Inc. should not be designated as an indirect primary offering by or behalf of the registrant. Refer generally to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the explanatory note of the Registration Statement, the cover page of the Prospectus and pages ii, 2, 3, 30 and 32 of the Prospectus to acknowledge that Embraer Aircraft Holding, Inc. will be deemed to be an underwriter and that, as a result, the offering of shares by Embraer Aircraft Holding, Inc. would be deemed to be an indirect primary offering by the Company, in accordance with the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-7886 or thomas.greenberg@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,
/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:         Simone Galvao De Oliveira, General Counsel & Chief Compliance Officer, Eve Holding, Inc.

              Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP